United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2003

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
*Audited 2002 results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: May 2nd, 2003

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, May 2nd, 2003	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR 2002 (AUDITED)
 (Millions of constant pesos as of December 31, 2002)

SUMMARY AND FINANCIAL HIGHLIGHTS

GRUMA's 2002 financial performance improved significantly over that of 2001, marking the third year in a row that performance has improved over that of the previous year. The better results were due, in large part, to the company's continuing focus on profitability through increased efficiency and cost control measures and the implementation, in 2001, of strict criteria for capital investments. The company's ongoing efforts to improve its debt profile have also helped to strengthen financial results.

Despite adverse economic conditions in the markets in which it operates, GRUMA increased sales volume and, to a greater extent, operating income and operating margin. These improvements were mainly the result of significantly better performance in GRUMA's U.S. operations, the discontinuation of the bread operations, and, to a lesser extent, lower administrative expenses within the company's corporate offices.

Consolidated Financial Highlights
(Ps millions)

	2002	2001	Change
VOLUME[1]	3,433	3,415	1%
NET SALES	19,174	18,916	1%
OPERATING INCOME	1,492	976	53%
OPERATING MARGIN	7.8%	5.2%	260 bp
EBITDA[2]	2,480	2,062	20%
MAJORITY NET INCOME	393	332	18%
DEBT(US$)	656	717	(9)%

1Thousands of tons.

2EBITDA = operating income + depreciation and amortization affecting operating income.

CONSOLIDATED RESULTS 2002 vs. 2001

Net sales totaled Ps 19,174 million, representing a 1% increase, commensurate with volume growth of 1%. The increase resulted from higher sales volume in Gruma Corporation and Molinera de Mexico and better pricing within the Venezuela Operations, all of which were offset by lower sales volume in GIMSA and lower volumes in Gruma Centro America and PRODISA due to the discontinuation of their bread operations. Sales from foreign operations constituted 65% of consolidated net sales.

Cost of sales as a percentage of net sales improved to 62.5% from 63.1%, resulting primarily from better performance in the Venezuela Operations. GRUMA benefited from having made the bulk of its corn purchases before industry-wide price increases followed the bolivar's devaluation, and by increasing its own corn flour prices throughout the year. To a lesser extent, Gruma Centro America's discontinuation of its bread operations also contributed to the consolidated improvement. In absolute terms, cost of sales increased 1%, commensurate with the increase in sales volume.

Selling, General, and Administrative Expenses (SG&A) as a percentage of net sales decreased to 29.7% from 31.8%. The decrease was driven mainly by better expense absorption and containment within Gruma Corporation and the Venezuela Operations and, to a greater extent, by the discontinuation of the bread operations. In absolute terms, SG&A declined 5% due in large part to the discontinuation of the bread operations and, to a lesser extent, lower administrative expenses within the company's corporate offices and lower expenses within GIMSA.

Operating income of Ps 1,492 million improved 53%, and operating margin increased to 7.8% from 5.2% due to
Higher sales volume and better expense absorption within Gruma Corporation,
The discontinuation of the bread operations,
The Venezuela Operations' better performance resulting from increased corn flour prices and from having purchased most of its corn before industry-wide price increases followed the bolivar's devaluation, and
Lower administrative expenses within GRUMA's corporate offices.

EBITDA rose 20% to Ps 2,480 million.

Net comprehensive financing cost was Ps 611 million, Ps 314 million higher than in 2001 as a result of foreign exchange losses associated with the peso devaluation, which were partially offset by lower interest expenses related to reduced debt. The components of comprehensive financing cost, together with explanations of significant changes, are detailed below.

Net Comprehensive Financing Cost

(Millions of constant pesos as of December 31, 2002)

Items	2002	2001	Change	Comments
Interest expense	567	670	(104)	Lower debt and lower average interest rates
Interest income	(58)	(93)	35	Lower average interest rates and lower cash balances
FX loss (gain)	263	(100)	363	Peso devaluation in 2002 versus peso appreciation in 2001
Monetary position loss (gain)	(161)	(180)	19	Lower net monetary liability position resulting mainly from reduced debt
Total	611	297	314

Other expenses, net, resulted in income of Ps 121 million, Ps 51 million higher than in the previous year, mostly because of the sale of certain nonproductive assets.
Provisions for income taxes and employee profit sharing increased to Ps 574 million in 2002 from Ps 289 million in 2001, reflecting primarily
Higher pre-tax income within Gruma Corporation resulting from better financial performance, and
Higher deferred taxes in connection with changes in Mexico's income tax law.

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte (''Banorte'')) was Ps 162 million, Ps 98 million more than in 2001, due to
The completion by mid-2002 of the amortization of deferred assets related to excess of cost of the acquisition over book value of Banorte (previously reported under this item), and
Better results reported by Banorte.

GRUMA's total net income was Ps 590 million. Majority net income was Ps 393 million, 18% higher than in 2001, mainly because of higher operating income and lower interest expense, which were partially offset by foreign exchange losses and higher taxes.

RESULTS BY SUBSIDIARY

GRUMA CORPORATION

 Gruma Corporation's sales volume grew 5%, which increase was driven by higher volumes in both the corn flour and tortilla businesses. The growth in sales volume was due, to some extent, to the fact that, in October 2001, the company resumed production of yellow-corn products after implementing a more rigorous program designed to identify genetically modified organisms in order to avoid its presence in corn supplies3.
Corn flour volume increased 7% due to

  Strong demand from new and existing U.S. customers manufacturing conventional products (tortillas and tortilla chips) as well as new products (snacks, bakery products, etc.),

  Improved retail sales coverage resulting from changes to the company's wholesaler and distributor network, and
  The recovery of exports due to the resumption of production and marketing of yellow corn products.

Tortilla sales volume increased 4% due mainly to

  The resumption of production and marketing of yellow corn products,
  Increased sales to a major customer to whom Gruma Corporation is a preferred supplier (the customer increased purchases because of recent acquisitions),
  Increased exports, and
  New business relationships with two restaurant chains, which began during third quarter 2002.

Net sales increased 5%, reflecting the volume growth described above.

Cost of sales as a percentage of net sales decreased to 54.1% from 54.2% mainly as a result of better absorption of fixed costs related to higher sales volume. In absolute terms, cost of sales increased 5%, commensurate with the increase in sales volume.

SG&A as a percentage of net sales decreased to 37.3% from 39.0%, an improvement driven by volume growth. In absolute terms, SG&A increased 1% mainly as a result of

  Higher variable distribution expenses in the tortilla business, and

  Higher promotional expenses in the corn flour business.

Operating income increased 33%, and operating margin rose to 8.6% from 6.8%.

3The program was implemented following Gruma Corporation's voluntary recall of yellow corn products due to the possible presence of the StarLinkTM protein. In 2002, the company began to recover some of the yellow corn business it lost as a result of the voluntary recall.

GIMSA
Sales volume declined 4% due to
  A 6% decline in one-kilogram consumer retail package sales. This segment was affected by lower sales to DICONSA (the Mexican government's social welfare and distribution program) because of budgetary constraints.
  A 3% decline in bulk sales resulting from GIMSA's ongoing effort to retain only those customers with low-risk credit profiles. The company is continuing to focus on improving sales to these customers and is providing incentives for them to increase the percentage of corn flour used in their raw-material mix.

Net sales were 4% lower, reflecting the decline in volume.

Cost of sales as a percentage of net sales increased to 70.4% from 69.9%, reflecting mainly

  Lower absorption of fixed costs in connection with lower sales volume, and
  Higher expenses associated with corn procurement due to
  Insufficient corn supplies in certain regions during fourth quarter 2002, and
  The fact that GIMSA did not receive in 2002 the governmental support it received in 2001 for corn transportation and warehousing.

In absolute terms, cost of sales decreased 3% commensurate with the decline in sales volume.

SG&A as a percentage of net sales increased to 19.0% from 18.8% due to lower sales volume. In absolute terms, SG&A decreased 3% because of the consolidation of administrative positions at GIMSA's plants and lower freight expenses in connection with decreased sales to DICONSA.

Operating income decreased 9%, and operating margin declined to 10.7% from 11.3%.

VENEZUELA OPERATIONS

Total volume decreased 1%; which decrease was driven mainly by a 5% decline in wheat flour volume due primarily to

  A temporary cessation of operations in December 2002, and

  To a lesser extent, lower per-capita consumption stemming from lower consumer purchasing power coupled with higher prices.

The decrease in wheat flour volume was partially offset by a 3% increase in corn flour volume related to private-label production.

Net sales increased 12%, reflecting significant price increases implemented throughout the year in order to offset the sizeable increases in the cost of grains.

Cost of sales as a percentage of net sales decreased to 71.1% from 72.4%. Despite strong increases in the cost of raw materials, the Venezuela Operations improved gross margin because it (1) had purchased most of its corn in advance of the industry-wide price increases that followed the bolivar's devaluation, and (2) increased its corn flour prices throughout the year. In absolute terms, cost of sales increased 10%, largely as a result of the aforementioned increases in raw material cost.

SG&A as a percentage of net sales decreased to 18.1% from 20.0% due to

  Increased net sales,

  Significant reductions in promotional and advertising expenses,

  The fact that distribution expenses increased at a slower rate than did inflation, and

  To a lesser extent, headcount reduction.

In absolute terms, SG&A increased 1%.

Operating income increased 58%, and operating margin improved to 10.8% from 7.7%.

MOLINERA DE MEXICO
The company's 10% increase in volume was driven mostly by higher bulk sales resulting from
  Increased sales to industrial customers,
  Continuing initiatives designed to enhance sales to supermarket in-store bakeries, and
  The securing of additional supply contracts based on customer service and quality.

Net sales increased 11% because of the aforementioned 10% volume increase and, to a lesser extent, higher wheat flour prices in connection with higher wheat cost.

Cost of sales as a percentage of net sales increased to 80.0% from 79.8% due to a change in the sales mix favoring bulk presentation. In absolute terms, cost of sales increased 12% because of the increases in sales volume and wheat cost mentioned above.

SG&A as a percentage of net sales decreased to 18.9% from 19.4% as a result of higher net sales. In absolute terms, SG&A increased 8% due to higher selling expenses (especially in terms of freight) and initiatives to increase both supermarket sales and support for distributors.

Operating income grew 36%, and operating margin rose to 1.1% from 0.9%.

GRUMA CENTRO AMERICA(GCA)

As detailed below, GRUMA's discontinuation of its bread operations in November 2001 was the primary driver of the changes in GCA's results and helped to turn a Ps 8 million operating loss in 2001 into operating income of Ps 31 million in 2002.

Sales volume was 4% lower, the 2% increase in corn flour sales volume having been offset by the absence of bread volume resulting from the bread operations' discontinuation.

Net sales declined 11%, mainly because the company's bread products enjoyed a much higher price per ton than did corn flour.

Cost of sales as a percentage of net sales decreased to 64.5% from 65.4%, and cost of sales dropped 13% in absolute terms.

SG&A as a percentage of net sales decreased to 32.6% from 35.3% and, in absolute terms, decreased 18%.

Operating income was Ps 31 million compared with a Ps 8 million operating loss in 2001.

PRODISA

In general terms, the discontinuation of the bread operations significantly affected operating results and contributed to most of the reductions in volume, net sales (to Ps 187 million from Ps 401 million), cost of sales, and SG&A, as well as the reduction in operating losses to Ps 76 million from Ps 228 million.

OTHER AND ELIMINATIONS4
Operating loss of Ps 28 millions was 75% lower than in 2001, mostly because of lower administrative expenses within the company's corporate offices.

4 Other and Eliminations include corporate services, technology operations, and accounting eliminations.

FINANCIAL CONDITION December 2002 vs. December 2001

Balance-Sheet Highlights
 Total assets as of December 31, 2002, were Ps 22,143 million, Ps 260 million, or 1%, higher than in 2001, reflecting primarily

  Higher refundable taxes due to fiscal losses reported by GIMSA, and

  An increase in the investment in associated companies due to higher stockholders' equity reported by Banorte.

Total liabilities as of December 31, 2002, increased 4%, or Ps 388 million, to Ps 10,110 million as a result of higher trade accounts payable in connection with higher-priced corn purchases, especially in GIMSA and the Venezuela Operations.
Stockholders' equity as of December 31, 2002, totaled Ps 12,033 million, Ps 21 million lower than the balance as of December 31, 2001.

Debt Profile

GRUMA continued to improve its debt profile throughout the year. At December 31, 2002, GRUMA's funded debt totaled US$656 million, representing a US$61 million, or 9%, reduction compared to debt funded as of December 31, 2001.
In December 2002, GRUMA obtained a three-year term syndicated loan for US$300 million at LIBOR plus a spread ranging from 87.5 to 162.5 basis points, based on GRUMA's debt-to-EBITDA ratio. Total proceeds were used to refinance the remaining US$300 million portion of GRUMA's US$400 million syndicated loan due in February 2004. In addition, GRUMA used available revolving credit facilities at year end to prepay the US$50 million syndicated loan maturity due February 2003.

The new syndicated loan will be due in two tranches: US$50 million in December 2004 and US$250 million in December 2005. There is a committed revolving sub-limit of up to US$100 million, which will be reduced to US$75 million in December 2004. The committed revolving sub-limit will allow GRUMA the flexibility to reduce debt without penalty.

The new syndicated loan also allows the company to extend debt maturities and substantially improve its debt profile. GRUMA also expects to achieve interest-expense reductions because interest rates on the new syndicated loan are more competitive than were those on the previous syndicated loan.

Schedule of Debt Amortizations

as of December 31, 2002
(US$ millions5)

	ST	2004	2005	2006	2007...	Total
Yankee bond					250	250
Syndicated loan		50	250			300
Private placement	1	1	1	1	14	18
Other	75	2			11	88
TOTAL	76	53	1	1	275	656

5 Ninety-eight percent of GRUMA's debt is U.S.-dollar denominated.

GRUMA's indebtedness bears interest at both fixed and floating rates. At December 31, 2002, approximately 41% of the company's outstanding indebtedness bore interest at fixed rates and approximately 59% bore interest at floating rates, with almost all floating-rate indebtedness bearing interest based on LIBOR.

As of December 31, 2002, GRUMA had committed U.S.-dollar-denominated, long-term lines of credit totaling Ps 731 million (approximately US$70 million) available from banks in the United States, of which none had been drawn. As of that date, GRUMA had uncommitted short-term lines of credit totaling Ps 3,085 million (approximately US$296 million) available from Mexican and international banks, of which GRUMA had drawn Ps 778 million. Long-term uncommitted revolving lines of credit totaling Ps 1,232 million (approximately US$118 million) from Mexican banks were available to GRUMA, of which none had been drawn as of December 31, 2002.

GRUMA continues to execute its financial strategy to reduce its cost of capital by, among others things, improving financial ratios by significantly increasing cash generation, reducing debt, and maintaining its remaining debt at longer maturities and competitive interest rates. GRUMA continued to improve its leverage and interest coverage ratios throughout 2002 and is committed to returning its debt rating to investment-grade status in the future.

Debt Ratios

	2002	2001
Debt/EBITDA	2.8	3.4
EBITDA/net interest expense	4.9	3.6

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is primarily engaged in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centro America, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has 14,500 employees and 74 plants and, in 2002, had net sales of US$1.8 billion. For more information, visit www.gruma.com.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or if underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

FINANCIAL HIGHLIGHTS CONSOLIDATED AND BY SUBSIDIARY
GRUMA, S.A. DE C.V., AND SUBSIDIARIES
(Millions of constant pesos as of December 31, 2002)

		2002		2001		Var.
CONSOLIDATED	Sales volume[1]	**3,433**		3,415		1%
	Net sales	**19,174**	**100.0%**	18,916	100.0%	1%
	Gross profit	**7,182**	**37.5%**	6,987	36.9%	3%
	Operating income	**1,492**	**7.8%**	976	5.2%	53%
	EBITDA[2]	**2,480**	**12.9%**	2,062	10.9%	20%
GRUMA CORPORATION	Sales volume[1]	**899**		856		5%
Corn flour and tortillas	Net sales	**9,276**	**100.0%**	8,822	100.0%	5%
	Gross profit	**4,261**	**45.9%**	4,039	45.8%	5%
	Operating income	**797**	**8.6%**	599	6.8%	33%
	EBITDA[2]	**1,279**	**13.8%**	1,154	13.1%	11%
GIMSA	Sales volume[1]	**1,386**		1,436		(4%)
Corn flour	Net sales	**4,763**	**100.0%**	4,947	100.0%	(4%)
	Gross profit	**1,411**	**29.6%**	1,490	30.1%	(5%)
	Operating income	**507**	**10.7%**	558	11.3%	(9%)
	EBITDA[2]	**766**	**16.1%**	820	16.6%	(7%)
VENEZUELA OPERATIONS	Sales volume[1]	**454**		458		(1%)
Corn flour, wheat flour, and other	Net sales	**2,231**	**100.0%**	1,996	100.0%	12%
	Gross profit	**645**	**28.9%**	551	27.6%	17%
	Operating income	**241**	**10.8%**	153	7.7%	58%
	EBITDA[2]	**306**	**13.7%**	209	10.5%	46%
MOLINERA DE MÉXICO	Sales volume[1]	**536**		489		10%
Wheat flour	Net sales	**1,721**	**100.0%**	1,547	100.0%	11%
	Gross profit	**343**	**20.0%**	313	20.2%	10%
	Operating income	**18**	**1.1%**	13	0.9%	36%
	EBITDA[2]	**81**	**4.7%**	73	4.7%	11%
GRUMA CENTRO AMÉRICA	Sales volume[1]	**143**		149		(4%)
Corn flour, tortillas and other	Net sales	**1,051**	**100.0%**	1,185	100.0%	(11%)
	Gross profit	**373**	**35.5%**	410	34.6%	(9%)
	Operating income	**31**	**3.0%**	(8)	(0.7%)	489%
	EBITDA[2]	**93**	**8.9%**	83	7.0%	12%
PRODISA	Sales volume[1]	**15**		28		(44%)
Packaged tortillas and bread	Net sales	**187**	**100.0%**	401	100.0%	(53%)
	Gross profit	**58**	**31.3%**	133	33.2%	(56%)
	Operating income	**(76)**	**(40.4%)**	(228)	(56.8%)	67%
	EBITDA[2]	**(18)**	**(9.4%)**	(143)	(35.8%)	88%
OTHER & ELIMINATIONS	Net sales	**(53)**		17		
	Gross profit	**91**		51		
	Operating income	**(28)**		(112)		
	EBITDA[2]	**(28)**		(135)		

1 Thousands of metric tons.
2 EBITDA = operating income + depreciation and amortization affecting operating income.

CREDITS BREAKDOWN
(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN NATIONAL ENTITIES						AMORTIZATION OF CREDITS IN FOREIGN ENTITIES					
			UNTIL 1 YEAR	MORE THAN 1 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
BANKS																
UNSECURED DEBT																
SCOTIAINVERLAT	30/01/2003	2.84	-	-	-	-	-	-	-	-	-	99,180	-	-	-	-
B.C.I.	29/01/2003	3.40	-	-	-	-	-	-	-	-	-	104,400	-	-	-	-
COMMERCEBANK	15/01/2003	2.87	-	-	-	-	-	-	-	-	-	261,000	-	-	-	-
BANCO CUSCATLAN	3/1/03	6.00	-	-	-	-	-	-	-	-	-	10,440	-	-	-	-
BANCO INTERFIN	11/1/03	6.50	-	-	-	-	-	-	-	-	-	5,220	-	-	-	-
CITIBANK	6/2/03	3.48	-	-	-	-	-	-	-	-	-	156,603	-	-	-	-
BANCO CUSCATLAN	8/6/03	4.75	-	-	-	-	-	-	-	-	-	9,866	-	-	-	-
BANCO CUSCATLAN	6/2/03	5.00	-	-	-	-	-	-	-	-	-	11,484	-	-	-	-
BANCO DE VENEZUELA	12/5/03	26.16	-	-	-	-	-	-	-	-	-	7,441	-	-	-	-
BANCO DE VENEZUELA	14/05/2003	26.16	-	-	-	-	-	-	-	-	-	7,441	-	-	-	-
BANCO DE VENEZUELA	19/05/2003	26.16	-	-	-	-	-	-	-	-	-	5,953	-	-	-	-
BANCO DE VENEZUELA	5/5/03	26.16	-	-	-	-	-	-	-	-	-	5,209	-	-	-	-
BANCO VENEZOLANO	23/01/2003	24.02	-	-	-	-	-	-	-	-	-	6,697	-	-	-	-
BANCO DE VENEZUELA	26/05/2003	24.02	-	-	-	-	-	-	-	-	-	11,906	-	-	-	-
BANCO VENEZOLANO	30/01/2003	24.35	-	-	-	-	-	-	-	-	-	2,418	-	-	-	-
CITIBANK	27/01/2003	23.42	-	-	-	-	-	-	-	-	-	11,162	-	-	-	-
BANCO DE VENEZUELA	22/05/2003	24.02	-	-	-	-	-	-	-	-	-	14,138	-	-	-	-
BANCO PROVINCIAL	12/5/03	24.20	-	-	-	-	-	-	-	-	-	14,138	-	-	-	-
BANCO DEL CARIBE	25/03/2003	22.94	-	-	-	-	-	-	-	-	-	14,882	-	-	-	-
BANCO DE VENEZUELA	26/01/2003	42.00	-	-	-	-	-	-	-	-	-	3,907	-	-	-	-
BANCO DE VENEZUELA	7/2/03	24.35	-	-	-	-	-	-	-	-	-	7,441	-	-	-	-
BANCO DE VENEZUELA	14/02/2003	23.15	-	-	-	-	-	-	-	-	-	7,441	-	-	-	-
VITH VARRANTY																
SAN ANTONIO I.D.B.	1/11/2009	2.38	-	-	-	-	-	-	-	-	-	-	-	-	-	42,752
HOUSTON I.D.B.	1/11/2009	2.38	-	-	-	-	-	-	-	-	-	-	-	-	-	67,234
IOS CAP. LEASE	1/8/2003	5.60	-	-	-	-	-	-	-	-	-	313	-	-	-	-
OTHER FINANCIAL ENTITIES																
JP MORGAN CHASE (EUROBONO)	9/10/2007	7.63	-	-	-	-	-	-	-	-	-	-	-	-	-	2,610,000
BANK OF AMERICA	23/12/2005	3.56	-	-	-	-	-	-	-	-	-	-	522,000	2,610,000	-	-
DEVENTURES	1/7/2004	3.80	-	-	-	-	-	-	-	-	-	-	14,136	-	-	-
CARL HUGHES	22/07/2009	7.00	-	-	-	-	-	-	-	-	-	687	741	793	846	2,944
JOHN HANCOCK	1/2/2009	7.96	-	-	-	-	-	-	-	-	-	11,181	12,110	13,113	14,188	142,078
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**-**	**790,548**	**548,987**	**2,623,906**	**15,034**	**2,865,008**
SUPPLIERS																
OTHERS			496,832	-	632,331	-	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**496,832**	**0**	**632,331**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			-	6,200	1,407,906	-	28,117	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**0**	**6,200**	**1,407,906**	**0**	**28,117**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**496,832**	**6,200**	**2,040,237**	**0**	**28,117**	**0**	**0**	**0**	**0**	**790,548**	**548,987**	**2,623,906**	**15,034**	**2,865,008**

SELLS DISTRIBUTION BY PRODUCT
DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION		NET SALES		MARKET	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
CORN FLOUR	1,391,519	3,351,812	1,385,530	4,733,609	73	MASECA	TORTILLA SHOP
	-	-	-	-	-		SUPER MARKET
TORTILLA OF CORN	7,944	24,176	7,355	48,166	28	MISION	CONVENIENCE STORE
TORTILLA OF WHEAT	4,700	20,962	4,174	58,017	29	MISION	CONVENIENCE STORE
FRITTER	3,992	43,763	2,056	42,389	43	MISION	CONVENIENCE STORE
WHEAT FLOUR	568,847	1,129,537	536,098	1,716,294	-	DILUVIO,MTY.SELECTA	SUPER MARKET
SERVICES AND OTHERS	-	-	-	18,439	-		-
TOTAL		4,570,250		6,616,914			

FOREIGN SELL

MAIN PRODUCT	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
CORN AND WHEAT FLOUR	541,821	2,596,929	C. Y S.AMERICA	MASECA, MASA RICA	SUPER MARKET
TORTILLA	12,549	147,138			
PALMITO (BOXS EQ.)	751,464	160,120	EUROPE	GIGANTE VERDE	GIGANTE VERDE
TOSTY	2,734	152,851	C. Y S.AMERICA	TOSTY	RETAIL
RICE (QUINTALES)	35,973	185,257	C. Y S.AMERICA	LUISIANA	SUPER MARKET
OAT	19,497	39,380	S.AMERICA		
-	-	-	-	-	-
	-	-			
CORN FLOUR	355,792	1,915,192	E.U.A.	GUERRERO, MISSION	CONSUMER
TORTILLA,CHIPS,SHEL	543,605	7,360,561	E.U.A.	GUERRERO, MISSION	CONSUMER
-	-	-	-	-	-
SERVICES AND OTHERS	-	65			
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		12,557,493			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
B		-	441,402,386			441,402,386	4,209,347	
TOTAL			**441,402,386**	**-**	**-**	**441,402,386**	**4,209,347**	**-**

ADR'S: 4 ORDINARY SHARE TO 1 ADR'S